Hudbay Minerals Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the "Meeting") of Hudbay Minerals Inc. (the "Corporation") held on May 21, 2024.  All matters voted upon at the Meeting were voted upon by proxy and electronic ballot.

Each of the matters voted upon at the Meeting is described in greater detail in the Corporation's Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 8, 2024 (the "Circular") that was made available to shareholders prior to the Meeting.

Item 1:  Election of Directors

At the Meeting, each of the ten nominees listed in the Circular was elected as a director of the Corporation for the ensuing year or until his or her successor is elected or appointed.  The voting results are set forth in the table below:

Director	Number of Votes FOR	Number of Votes AGAINST	Percentage of Votes FOR
Carol T. Banducci	219,507,809	582,032	99.74%
Igor A. Gonzales	218,410,247	1,679,594	99.24%
Jeane L. Hull	218,904,619	1,185,221	99.46%
Carin S. Knickel	218,517,155	1,572,687	99.29%
Peter Kukielski	219,646,933	442,909	99.80%
George E. Lafond	219,406,938	682,904	99.69%
Stephen A. Lang	217,351,045	2,738,797	98.76%
Colin Osborne	219,713,395	376,447	99.83%
Paula C. Rogers	206,505,234	13,584,608	93.83%
David S. Smith	218,659,110	1,430,731	99.35%

Item 2:  Appointment of Auditor

At the Meeting, Deloitte LLP was re-appointed as auditor of the Corporation and the directors were authorized, upon the recommendation of the Audit Committee, to fix the auditor's remuneration. The voting results are set forth in the table below:

Number of Votes FOR	Number of Votes WITHHELD	Percentage of Votes FOR
218,437,393	3,601,952	98.38%

Item 3:  Say on Pay Advisory Vote

At the Meeting, the non-binding advisory resolution to accept the Corporation's approach to executive compensation disclosed in the Circular was approved.  The voting results are set forth in the table below:

Number of Votes FOR	Number of Votes AGAINST	Percentage of Votes FOR
214,253,608	5,836,228	97.35%

Date:  May 21, 2024

HUDBAY MINERALS INC.

(signed) "Patrick Donnelly"
Name:	Patrick Donnelly
Title:	Senior Vice President, Legal and Organizational Effectiveness